EXHIBIT 18.1

[Letterhead of Deloitte & Touche LLP]

Preferability Letter of Independent Registered Public Accounting Firm

June 6, 2012

Big Lots, Inc.
300 Phillipi Road
Columbus, OH 43228

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended April 28, 2012, of the facts relating to the change in Big Lots, Inc. and its consolidated subsidiaries' (the “Company”) method of accounting for inventory by expanding the number of retail inventory cost pools utilized in converting its retail inventories to cost from approximately 50 departments to approximately 350 classes. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of the Company as of any date or for any period subsequent to January 28, 2012. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of the Company as of any date or for any period subsequent to January 28, 2012.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio